Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: East Texas Financial Services, Inc.

Commission File No. 001-35388

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Letter to Stockholders of East Texas Financial Services, Inc. dated March 16, 2012, including attachments

In connection with the proposed merger of East Texas Financial Services, Inc. into Prosperity Bancshares, Inc. (“Prosperity”), Prosperity has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the shares of Prosperity’s common stock to be issued to the stockholders of East Texas Financial Services. The registration statement includes a proxy statement/prospectus which was sent to the stockholders of East Texas Financial Services seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, EAST TEXAS FINANCIAL SERVICES AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations. Prosperity’s telephone number is (281) 269-7199.

EAST TEXAS FINANCIAL SERVICES, INC. 1200 South Beckham • P.O. Box 6910 • Tyler, TX 75711-6910 • 903-593-1767 • Fax 903-593-1094

March 16, 2012

Dear Stockholders:

Enclosed with this letter you will find our Notice of Postponement of Special Meeting of Stockholders. The meeting is now scheduled for March 28, 2012. The primary reason for the postponement was to allow us to make stockholders aware of new information that may be important to you, and give each of you additional time to vote on the Agreement and Plan of Reorganization with Prosperity Bancshares, Inc.

The OCC, the primary federal regulator of First Federal Bank Texas, our wholly owned subsidiary, has notified us that on April 5, 2012 we will be expected to enter into a formal agreement imposing, among other things, an individual minimum capital requirement on First Federal Bank Texas, which will require us to maintain higher capital levels than other banking institutions not subject to similar agreements. As a result of this agreement, First Federal Bank Texas will not be considered “well capitalized” regardless of our actual capital level and will be subject to additional operating restrictions. We are already subject to dividend restrictions and a requirement that the OCC approve any management or director changes.

Maintaining compliance with the individual minimum capital requirement could require us to raise additional capital in the future, which could be dilutive to our current stockholders. Further, there can be no assurance that we could raise any needed capital.

The Board and management strongly believe the merger with Prosperity Bancshares, Inc. is the best alternative for our stockholders and will result in greater value to each of you than anything else available to us, including remaining independent.

The Board has recently been advised by the OCC that the change in control payments under the employment agreements with Messrs Chapman, Hobson and Lavender totaling approximately $1,100,000 are not permitted. Therefore, no change in control payments will be made by the Company or Prosperity to Messrs Chapman, Hobson or Lavender as a result of the merger if the Agreement and Plan of Reorganization is approved by stockholders.

We also would like to remind you that we fully expect to meet the minimum equity capital requirement under the terms of the merger agreement and, as a result, the level of capital will not cause a reduction in the aggregate consideration to stockholders. Assuming the transaction were consummated today and based on the average closing price of Prosperity’s common stock determined pursuant to the merger agreement, ETFS stockholders would receive shares of Prosperity common stock with an aggregate market value of $22,440,060. Based on 1,307,826 shares of ETFS outstanding, the merger consideration would be $17.16 per share of outstanding ETFS common stock payable in common stock of Prosperity, plus cash in lieu of fractional shares.

The Board is actively reaching out to stockholders who voted no to ascertain why they chose to oppose the proposed merger. Should these stockholders disclose their concerns to the Board, the Board will take whatever appropriate action is possible to address those concerns.

We urge all of our stockholders to vote FOR the approval of the Agreement and Plan of Reorganization. If you have already voted for approval, we thank you for your vote. If you have voted against the approval and wish to change your vote or have not voted, please contact our proxy solicitor, Regan & Associates, Inc. at (800) 737-3426 or by email at jdougan@reganproxy.com or our Corporate Secretary, Sandra J. Allen by telephone at 903-939-2265 or by email at sandra.allen@ffbtx.com or you may use the enclosed proxy card. If you hold your shares in street name through a broker, please contact your broker and indicate you would like to change your vote and they will provide you with the appropriate form.

This is a very important decision and we hope you will vote FOR the approval of the Agreement.

Sincerely,

/s/ Derrell W. Chapman
Derrell W. Chapman, CPA
President and Chief Executive Officer

EAST TEXAS FINANCIAL SERVICES, INC. 1200 South Beckham • P.O. Box 6910 • Tyler, TX 75711-6910 • 903-593-1767 • Fax 903-593-1094

NOTICE OF POSTPONEMENT OF SPECIAL MEETING OF STOCKHOLDERS

The special meeting of stockholders of East Texas Financial Services, Inc. (“ETFS”) originally scheduled to be held on March 14, 2012 at 2:00 p.m., local time, has been postponed to March 28, 2012 at 2:00 p.m., local time. The special meeting will be held at OneREALTOR Center, 2772 SSE Loop 323, Tyler Texas 75701, (903) 561-8403. The purposes of the special meeting are:

1.	To approve the Agreement and Plan of Reorganization, dated as of December 8, 2011, by and between ETFS and Prosperity Bancshares, Inc. (“Prosperity”), pursuant to which ETFS will merge with and into Prosperity, all on and subject to the terms and conditions contained therein; and

2.	To transact such other business as may properly come before the special meeting.

Only stockholders of record at the close of business on February 3, 2012 will be entitled to notice of, and to vote at, the special meeting.

By Order of the Board of Directors,

/s/ Derrell W. Chapman
Derrell W. Chapman, CPA
President and Chief Executive Officer

Tyler, Texas

March 16, 2012

The Board of Directors of ETFS unanimously recommends that you vote FOR the approval of the reorganization agreement.

Your Vote is Very Important

z			{
☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	REVOCABLE PROXY EAST TEXAS FINANCIAL SERVICES, INC.

SPECIAL MEETING OF STOCKHOLDERS

March 28, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE

BOARD OF DIRECTORS

        The undersigned hereby appoints the Board of Directors of East Texas Financial Services, Inc. (the “Company”), and the survivor of them, with full powers of substitution, to act as attorneys and proxies for the undersigned to vote all shares of common stock of the Company which the undersigned is entitled to vote at the Special Meeting of Stockholders (the “Meeting”), to be held at the Company’s offices located at 1200 S. Beckham Avenue, Tyler, Texas, at 2:00 p.m., local time, on March 28, 2012, and at any and all adjournments or postponements thereof, as follows:

I.	Proposal to approve the Agreement and Plan of	For ☐	Against ☐	Abstain ☐
Reorganization, dated as of December 8, 2011, by and between Prosperity
Bancshares, Inc. (“Prosperity”) and the Company (the “Agreement”)
pursuant to which the Company will merge with and into Prosperity, all on and subject to the terms and conditions contained therein. Approval of the
Agreement will also constitute approval of the merger and the other transactions contemplated by the Agreement.
In their discretion, upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE AGREEMENT.

     THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO INSTRUCTIONS ARE SPECIFIED, THIS PROXY WILL BE VOTED FOR APPROVAL OF THE AGREEMENT. IF ANY OTHER BUSINESS IS PRESENTED AT THE MEETING, THIS PROXY WILL BE VOTED AS DIRECTED BY THE BOARD OF DIRECTORS IN THEIR BEST JUDGMENT. AT THE PRESENT TIME, THE BOARD OF DIRECTORS KNOWS OF NO OTHER BUSINESS TO BE PRESENTED AT THE MEETING.

Please be sure to date and sign this proxy card in the box below.	Date

Sign above	Co-holder (if any) sign above
When shares are held by joint tenants, both should sign. Executors, administrators, trustees, etc. should give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer.

x

y

é    Detach above card, sign, date and mail in postage paid envelope provided.    é

EAST TEXAS FINANCIAL SERVICES, INC.

PLEASE ACT PROMPTLY

PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY

IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

This Proxy may be revoked at any time before it is voted by: (i) filing with Secretary of the Company at or before the Meeting a written notice of revocation bearing a later date than this Proxy; (ii) duly executing a subsequent proxy relating to the same shares and delivering it to the Secretary of the Company at or before the Meeting; or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute revocation of the Proxy). If this Proxy is properly revoked as described above, then the power of such attorneys and proxies shall be deemed terminated and of no further force and effect.

The above signed acknowledges receipt from the Company, prior to the execution of this Proxy, of Notice of the Meeting and a Proxy Statement/Prospectus.

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION WITH THE PROXY IN THE ENVELOPE PROVIDED.

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